SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                 (623) 269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 828813105
________________________________________________________________________________
(1)  Names of Reporting Persons                                     Jerry Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group                   (a)[  ]
     (See Instructions)                                                 (b)[  ]
________________________________________________________________________________
(3)  SEC Use Only
________________________________________________________________________________
(4)  Sources of Funds (See Instructions)                              PF and BK
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [  ]
________________________________________________________________________________
(6)  Citizenship or Place of Organization              United States of America
________________________________________________________________________________

NUMBER OF                  (7)      Sole Voting Power       357,650*
SHARES                     _________________________________________
BENEFICIALLY               (8)      Shared Voting Power           0
OWNED BY                   _________________________________________
EACH                       (9)      Sole Dispositive Power  357,650*
REPORTING                  _____________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person       357,650
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [  ]
     (SeeInstructions)
________________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)                 6.9% of
                                                        Class  A  Common Shares
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)                             IN
________________________________________________________________________________


_____________________
* As to 297,150 Shares, together with wife, Vickie Moyes, as trustees.

                                  SCHEDULE 13D

CUSIP NO. 828813105
________________________________________________________________________________
(1)  Names of Reporting Persons                      SME Steel Contractors, Inc.
I.R.S. Identification Nos. of Above Persons (entities only)          87-0495960
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group                  (a) [  ]
     (See Instructions)                                                (b) [  ]
________________________________________________________________________________
(3)  SEC Use Only
________________________________________________________________________________
(4)  Sources of Funds (See Instructions)                                     WC
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant  to Items 2(d) or 2(e)                                       [  ]
________________________________________________________________________________
(6)  Citizenship or Place of Organization                                  Utah
________________________________________________________________________________

NUMBER OF         (7)      Sole Voting Power                300,000
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power           300,000
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
________________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person      300,000
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (SeeInstructions)                                                     [  ]
________________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11)                5.8% of
                                                          Class A Common Shares
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)                             CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP NO. 828813105
________________________________________________________________________________
(1)  Names of Reporting Persons
        The Jerry and Vickie Moyes Family Trust Dated 12/11/87
I.R.S. Identification Nos. of Above Persons (entities only)
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group                   (a)[  ]
      (See Instructions)                                                (b)[  ]
________________________________________________________________________________
(3)  SEC Use Only
________________________________________________________________________________
(4)  Sources of Funds (See Instructions)                                     PF
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [  ]
________________________________________________________________________________
(6)  Citizenship or Place of Organization              United States of America
________________________________________________________________________________

NUMBER OF         (7)      Sole Voting Power                297,150
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power           297,150
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
________________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person      297,150
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [  ]
     (See Instructions)
________________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11)                5.7% of
                                                          Class A Common Shares
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)                             OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP NO. 828813105
________________________________________________________________________________
(1)  Names of Reporting Persons                                    Vickie Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group                  (a) [  ]
     See Instructions)                                                 (b) [  ]
________________________________________________________________________________
(3)  SEC Use Only
________________________________________________________________________________
(4)  Sources of Funds (See Instructions)                                     PF
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d)or 2(e)                                         [  ]
________________________________________________________________________________
(6)  Citizenship or Place of Organization              United States of America
________________________________________________________________________________

NUMBER OF         (7)      Sole Voting Power                           297,150**
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power                      297,150**
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
________________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person      297,150
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11)                5.7% of
                                                          Class A Common Shares
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)                             IN
________________________________________________________________________________

_________________________
** Together with husband, Jerry Moyes, as trustees.

                                  SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D hereby amends the Schedule 13D dated August 26, 1999, filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999, Amendment No. 2 dated November 19, 1999, and Amendment No. 3 dated May 23, 2000 (the "Schedule 13D"). Amendment No. 2 added two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87, and Vickie Moyes (the "New Filers"; the Original Filers and the New Filers, together, the "Filing Persons"). This Amendment No. 4 further amends the Schedule 13D as described below.

ITEM 1.  SECURITY AND ISSUER

         Class A Common Stock, par value $0.01 (the "Shares")
         Simon Transportation Services Inc. (the "Issuer")
         5175 West 2100 South
         West Valley City, Utah  84120-1252

ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) SME Steel Contractors, Inc. is a Utah corporation, which is wholly owned by SME Industries, Inc., a Nevada coporation (collectively, "SME"). The principal business of SME is steel fabrication and erection. The address of its principal business and principal office is 5955 West Wells Park Road, West Jordan, Utah 84088.

     (2) The Jerry & Vickie Moyes Family Trust Dated 12/11/87 (the "Trust") is a grantor trust. The principal business of the Trust is to invest the Trust's funds for the benefit of the Trust's beneficiaries. The address of the Trust's principal office is 2200 South 75th Avenue, Phoenix, Arizona 85043. Jerry Moyes and his wife, Vickie Moyes, are grantors, trustees, and beneficiaries of the Trust.

     (3) Jerry Moyes is a citizen of the United States of America, and his business address is 2200 South 75th Avenue, Phoenix, Arizona 85043. His present principal employment is as president of Swift Transportation Co., Inc.

     (4) Vickie Moyes is a citizen of the United States of America, and her address is 2200 South 75th Avenue, Phoenix, Arizona 85043. Her present principal employment is as a homemaker.

     During the last five years, none of the Filing Persons and no director or executive officer of SME, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Jerry Moyes used personal funds to purchase 60,500 Shares in the open market at prices ranging from $4.5625 to $5.5547 per share for an aggregate purchase price of $335,563.25. The Trust used trust income to purchase 327,150 Shares in the open market at prices ranging from $4.00 to $5.8125 per share for an aggregate purchase price of $1,622,398.78 and sold 30,000 Shares at prices ranging from $4.875 to $5.00 for an aggregate sales price of $148,125. SME Steel Contractors, Inc., a Utah corporation ("SME-Utah"), used its working capital to purchase an additional 300,000 Shares in the open market at prices ranging from $4.125 to $4.9572 per share for an aggregate purchase price of $1,335,934. SME-Utah is a wholly owned subsidiary of SME Industries, Inc., a Nevada corporation ("SME-Nevada"). Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Moyes, as one of the Filing Persons, has terminated his tender offer commenced on May 23, 2000 and accompanying consent solicitation that had been intended to obtain control of the Issuer. The Filing Persons hold their beneficial ownership interests in the Shares for investment purposes. Mr. Moyes, as one of the Filing Persons, hopes to increase his stake in the Issuer, but neither he nor any of the other Filing Persons has any specific plans with respect to their investments in the Issuer. They may from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of the review of their investments in the Shares, the Filing Persons may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that the Filing Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives that the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

     Except as set forth above, the Filing Persons have no plans nor proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number and percentage of Shares to which this Schedule 13D relates is 657,650 Shares, representing 12.7% of the 5,196,358 Shares outstanding as reflected in the Issuer's most recently filed Form 10-Q for the period ended December 31, 1999. Jerry Moyes is the direct and beneficial owner of 60,500 Shares. The Trust is the direct and beneficial owner of an additional 297,150 Shares. As grantors, trustees, and beneficiaries of the Trust, Mr. Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in rule 13d-3 promulgated under the Exchange Act) the Shares owned by the Trust. SME-Utah is the direct beneficial owner of an additional 300,000 Shares. Because Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Mr. Moyes may also be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) a portion of the 300,000 Shares owned by SME-Utah. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

     There have been no transactions in the Shares effected during the 60 days preceding the date hereof by any of the Filing Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                  June 30, 2000
                                     (Date)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Vickie Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

              The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Vickie Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                           SME Steel Contractors, Inc.

                             By: /s/ Earl H. Scudder
                  Earl H. Scudder on behalf of Gordon Holladay,
             Secretary and Treasurer of SME Steel Contractors, Inc.
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)